                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)*

                            Telenetics Corporation
           --------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)


                                   87943P408
           --------------------------------------------------------
                                (CUSIP Number)

                              William C. Saunders
                              5735 Prestwick Lane
                               Dallas, TX  75252
                                 (972)732-0712

                                With a copy to:
                           Sally A. Schreiber, Esq.
                        Munsch Hardt Kopf & Harr, P.C.
                              4000 Fountain Place
                               1445 Ross Avenue
                               Dallas, TX  75202
                                (214) 855-7500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 1, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                                               Page 2 of 5 Pages

CUSIP No. 87943P408                 Schedule 13D

-------------------------------------------------------------------------------
(1) Names of Reporting Person. I.R.S. Identification Nos. of Above
    Person
    William C. Saunders
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member       (a) [ ]
                                                (b) [X]
-------------------------------------------------------------------------------
(3) SEC Use Only ___________________
-------------------------------------------------------------------------------
(4) Source of Funds
    PF
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                           [ ]
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                 30,000/1/
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  600,000/2/

                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                   30,000/1/
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  600,000/2/
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     630,000/3/
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [X]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------


-------------------------
/1/ These shares are actually owned by the Reporting Person. Does not include any earn-out shares that may be acquired if certain conditions are met, which shares were previously erroneously reported as being beneficially owned.

/2/ These shares are subject to an exercisable option that Saunders & Parker, Inc., a Texas corporation ("S&P"), of which the Reporting Person is an executive officer, director, and 50% shareholder, owns, which shares are not currently issued or outstanding.

/3/ See notes 1 and 2 above.

                                                               Page 3 of 5 Pages

This Amendment No. 2 amends and supplements the Statement on Schedule 13D ("Schedule 13D") initially filed on January 18, 2000, with the Securities and Exchange Commission by the Reporting Person, as amended and restated in its entirety by Amendment No. 1 to the Schedule 13D filed on August 15, 2000, which
Schedule 13D relates to the Common Stock, no par value per share, of Telenetics Corporation, a California corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to such terms in the
Schedule 13D, as amended.

Item 5 is hereby amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Number of shares of Common Stock deemed to be beneficially owned by Reporting Person: 630,000

              Percentage of class of securities deemed to be beneficially owned by Reporting Person: 4.1%

         (b) Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to vote: 30,000

                                                               Page 4 of 5 Pages

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to vote: 600,000

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to dispose: 30,000

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to dispose: 600,000

              The power to vote and dispose of the 600,000 shares subject to the Options would be held by S&P if the Options were exercised. Parker, a Co-President, director and 50% Shareholder of S&P, and the Reporting Person, who is also a Co-President, director, and 50% shareholder of S&P, would share the right to vote or to direct the vote and the power to dispose or influence the disposition of such shares as a result of such positions. For information on Parker and S&P, please see Item 2 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

         (c) From the period August 31, 2000 to September 22, 2000, the Reporting Person sold in the open market an aggregate of 138,750 shares of common stock of Telenetics for an average purchase price of $2.5629 per share.

         (d) Except as described in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed in Item 5(a).

         (e) The Reporting Person, as of September 1, 2000, ceased to be the beneficial owner of more than 5% of the common stock of Telenetics. Accordingly, this is the final amendment to this
              Schedule 13D being filed on the Reporting Person's behalf.

                                                               Page 5 of 5 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 1, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ William C. Saunders
                                       ----------------------------------------
                                       (Signature)

                                       William C. Saunders